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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                           UGLY DUCKLING CORPORATION
                                (NAME OF ISSUER)

                           UGLY DUCKLING CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          12% SUBORDINATED DEBENTURES
                                    DUE 2003
                         (TITLE OF CLASS OF SECURITIES)

                                     903512
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              ERNEST C. GARCIA, II
                             CHAIRMAN OF THE BOARD
                           UGLY DUCKLING CORPORATION
                      2525 EAST CAMELBACK ROAD, SUITE 500
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                               STEVEN D. PIDGEON
                             SNELL & WILMER L.L.P.
                               ONE ARIZONA CENTER
                          PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6252

                               NOVEMBER 24, 1998
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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                                                                  AMOUNT OF
            TRANSACTION VALUATION*                               FILING FEE**
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                $12,377,617.00                                    $2,476.00
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

*  Assumes purchase of 2,536,397 Shares of Common Stock at $4.88 per share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

+  Previously paid

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A           Filing Party: N/A
Form or Registration No.: N/A         Date Filed: N/A

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     This Amendment No. 1 to Schedule 13E-4, which constitutes the final amendment (the "Final Amendment") to such Schedule 13E-4, relates to an offer by Ugly Duckling Corporation to exchange (the "Exchange Offer") up to $16,486,582 principal amount of its 12% Subordinated Debentures due 2003 (the "Debentures") for up to 2,536,397 Shares of its Common Stock, par value $.001 per Share ("Common Stock"). The purpose of filing this Final Amendment is to report the results of Ugly Duckling Corporation's Exchange Offer pursuant to Ugly Duckling Corporation's Offering Circular dated November 20, 1998.

     The Exchange Offer terminated on Tuesday, December 22, 1998, at the close of business. A total of 225,425 shares of Ugly Duckling Corporation's Common Stock were validly tendered for exchange pursuant to the Exchange Offer and were accepted by Ugly Duckling Corporation. $1,465,262 aggregate principal amount of the Debentures were issued as of December 29, 1998 pursuant to the terms of the Exchange Offer.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UGLY DUCKLING CORPORATION
                                          A Delaware corporation
Dated: December 29, 1998

                                          By /s/ STEVEN P. JOHNSON
                                            ------------------------------------
                                                 Steven P. Johnson
                                                 Senior Vice President
                                                 and General Counsel


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